Mr. K Hiller,

Securities and Exchange Commission,

Division of Corporate Finance,

100 F Street, N.W.,

Washington, D.C. 20549.

6 July 2007

Dear Mr. Hiller:

Re: BHP Billiton Limited and BHP Billiton Plc Form 20-F for the fiscal year ended June 30, 2006 (file No. 001-09526)

Thank-you for your letter dated June 15, 2007 setting forth additional comments from the Staff of the Commission regarding the annual report on Form 20-F for the fiscal year ended June 30, 2006 (the “2006 Form 20-F”) of BHP Billiton Limited and BHP Billiton Plc (together, “the Company”).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter and have provided our response immediately following each comment:

Information on the Company, page 10

Diamonds and Specialty Products Customer Sector Group, page 36

1.	We have read your response to prior comment 2, indicating that you do not regard a change in segment composition as a change in segment identification, described in paragraph 79 of IAS 14 as a change in accounting policy relating specifically to segment reporting for which disclosures are specified in paragraph 76 of that Standard. You indicate that because your approach to segment reporting continues to be based on products produced and managerial responsibility, there has been no change in identification of the segment, even though results previously reported as a component of the segment are no longer included in that segment.

Although you may have retained a consistent format for segment reporting, as described in paragraph 26 of the Standard, identification follows the organizational units of the enterprise, as explained in paragraph 33 of IAS 14. Since your change in managerial responsibility has altered internal financial reporting, this change in financial composition appears to be a change in segment identification. We are therefore unable to concur with your conclusion, and believe you should evaluate materiality, based on the individual segment, in deciding whether disclosure is required under paragraph 76 of the Standard.

Response 1:

The Company has reviewed its interpretation of IAS14 in light of the Staff’s comment and considered the materiality of the minerals exploration and technology functions, representing US$71 million of expenditure, to the Diamonds and Specialty Products Customer Sector Group.

The Company proposes to include the following narrative disclosure:

“During the 2006 fiscal year, following a change in management responsibilities, our minerals exploration and technology functions were removed from the Diamonds and Specialty Products CSG and are now reported as part of Group and unallocated items. This change in segment reporting has been reflected in all periods presented and resulted in an operating loss of US$71 million (2005: US$69 million) being reported in Group and unallocated items rather than Diamonds and Specialty Products.”

The Company notes that on transition to IFRS reporting, segment information for the fiscal year 2005 prepared under UK GAAP was restated in accordance with the Company’s IFRS accounting policies. Therefore the 2005 segment information presented in accordance with IFRS was reported for the first time as comparative information in the 2006 Form 20-F, and was prepared on a basis consistent with the segment identification used for 2006.

Given that the Company has already presented prior period information on a consistent basis to the current period, the only additional disclosures required to comply with paragraph 76 of IAS14 would be of a narrative nature as set forth above.

The Company proposes to include this disclosure in the Form 20-F for the fiscal year ended June 30, 2007, rather than amending the 2006 Form 20-F.

Annual Financial Statements, page F- 1

Consolidated Cash Flow Statement, page F-7

2.	We note your response to our prior comment 4, setting forth your views of lAS7 as a basis for reporting exploration expenditures as investing cash outflows. Although you reference the introductory sentence of paragraph 16, describing investing cash flows generally, stating “ . . cash flows represent the extent to which expenditures have been made for resources intended to generate future income and cash flows,” the examples provided therein generally do not include items which enter into the determination of current period earnings. And while you reference the introductory sentence of paragraph 14, having guidance on operating cash flows, stating these are “ . . .primarily derived from the principal revenue producing activities of the entity,” the sentence that follows clearly states that operating cash flows “. . .generally result from the transactions and other events that enter into the determination of profit or loss.” Accordingly, we believe that exploration costs which are expensed as incurred, entering into the determination of profit or loss, should be reflected as operating cash outflows in accordance with paragraph 14 of IAS 7. Please modify your presentation accordingly.

Response 2

The Company has considered the Staff’s position on the classification of exploration expenditures and respectfully advises the Staff that it continues to believe that the classification of exploration expenditures as investing cash flows to be appropriate under IAS7.

The objective of IAS7 is for an entity to present its cash flows from operating, investing and financing activities in a manner which is most appropriate to its business (paragraph 11). The Company’s stated objective is to create long term value through the discovery, development and conversion of natural resources. Accordingly, all exploration activities are an integral part of achieving this objective, and therefore are appropriately classified as an investing activity on the basis that “the expenditures have been made for resources intended to generate future income and cash flows” (paragraph 16).

The Company notes that the introductory sentence of paragraph 14 states that operating cash flows “... generally result from the transactions and other events that enter into the determination of profit or loss” (emphasis added). This does not preclude transactions which enter into the determination of profit or loss from being classified as either investing or financing activities as defined in IAS7, and therefore the Company has determined the most appropriate classification based on the general principles stated in paragraphs 11 and 16. The examples provided in both paragraphs 14 and 16 serve as guidance, and do not purport to be an exhaustive listing of items classified as either operating or investing activities.

The Company believes the Staff have raised an issue of interpretation of IAS7. We believe that our interpretation of IAS7 is consistent with some other large resources companies that prepare their primary financial statements under International Financial Reporting Standards. Further, we have consulted with our external auditors who have confirmed that, in their view, management’s application of IAS7 is appropriate.

The Company notes that under IFRS6 “Exploration and Evaluation of Mineral Resources”, the accounting treatment applied by an entity to exploration expenditure for income statement and balance sheet purposes could range from initial capitalisation of all amounts incurred, followed by impairment assessment in the manner prescribed by IFRS6, through to immediate expensing of all expenditure as incurred. Despite this range of potential methods of accounting, the nature and purpose of the exploration expenditure, and the expectations about recovery of that expenditure from successful discovery, development or sale of mineral assets, remain unchanged. The Staff’s interpretation of IAS7 would suggest, however, that an entity which adopts a “capitalise and impair” policy would classify all exploration expenditure as investing cash flows, while an entity which adopts an “expense” policy would classify all exploration expenditure as operating cash flows. The Company does not believe that its chosen policy of accounting for exploration expenditure, nor the results of that exploration activity, should influence the classification of that expenditure in the statement of cash flow. Rather, that classification should be based on the purpose of the underlying activity.

The Company proposes including additional disclosure in future filings to clarify that exploration expenditure classified as investing cash flows includes amounts expensed in the income statement by describing the line item in the cash flow statement as “Exploration expenditure (including amounts expensed)”.

Note (H) Exploration, Evaluation and Development Expenditure, page F-88

3.	We have read your response to prior comment 8, describing your accounting policy for exploration and development costs under U.S. GAAP. We understand that you are capitalizing drilling costs when incurred for the purpose of extending the reserves of properties that are currently producing , by converting resources adjacent to such properties (as determined under JORC ) to proven and probable reserves (as defined in Industry Guide 7), or for further delineating existing proven and probable reserves.

Please describe for us the parameters and criteria utilized to determine whether the expenditures you incur in resource areas are incurred for the purpose of extending reserves of producing properties, and thereby capitalized. Please explain the manner by which you establish correlation of the expenditure with a producing property, in terms of proximity or distance, evidence of continuity in the ore body, facilities to be utilized in future extraction relative to those presently on site at the producing property, and your ability and intent to transition the present mining operation to the resource location once reserves are established. Please clarify whether this practice is limited to producing properties, or if it also includes other reserve areas not yet producing.

As for the example of application provided in your response, we note that you are capitalizing costs of improving the category of resource, when drilling at producing properties. Please explain how you view this practice as being consistent with the policy of capitalizing costs incurred for the purpose of extending reserves by converting mineralized material to proven and probable reserves. Please indicate the extent to which the activity associated with costs capitalized for improving the category of resource is encompassed in an overall plan to establish proven and probable reserves.

Response 3:

For US GAAP, drilling costs may be capitalised where the drilling is carried out for the purpose of converting mineralised material to proven and probable reserves, or for further delineation of existing proven and probable reserves.

Expenditure will only be capitalised where the costs relate to extending reserves of an existing producing property. The key parameters and criteria to be considered in determining whether the drilling is eligible for capitalisation include:

•	whether the drilling occurs within the existing physical boundaries of the area defined as the resource

•	whether any extension to the reserves within the ore body can be mined under the rights granted by existing leases

•	the geographic proximity of any separate access into the ore body

•	the constraints on the ability to declare economically recoverable reserves, including production costs influenced by transport and existing processing infrastructure

This practice is currently only applied to producing properties.

The parameters and criteria used by the Company to determine whether expenditures incurred in resource areas are incurred for the purpose of extending reserves of producing properties, are consistent with the principles advised by the Staff in their comment letter of March 18, 2002 which stated that “US GAAP permits the capitalization of expenditures only when excavation or drilling is for the purpose of extending reserves by converting mineralized material to proven and probable reserves, or for further delineation of existing proven and probable reserves as defined in Industry Guide 7”.

With regard to the example provided in our previous response letter, the Company considers that all drilling costs incurred within the physical boundaries of the known mineralised material are for the purpose of converting mineralised material to proven and probable reserves and regards all such activities as part of its overall plan to establish proven and probable reserves. Other elements of the plan include mine planning, metallurgical, environmental, social, legal and economic evaluation to establish the modifying factors that convert mineralised material to proven and probable reserves.

Engineering Comments

General

4.	We have read the information provided in response to prior comment 12, regarding various commodity prices. Please disclose within your filing the alumina refinery feed specifications which determines your ore reserves within a bauxite deposit. These refinery specifications should be presented either as a generalized or specific grade/contaminate criteria. Please also clarify that these specifications are the primary and/or only ore reserve criterion which distinguishes your mineralized material from your ore reserves, and that aluminium/alumina prices are not used to determine your economic ore reserves, if true.

It also appears you should clarify within your filing that in calculating the manganese reserves, you do not use a product price or cutoff grade to determine your ore reserves. Finally, it would be helpful to indicate the extent to which geologic controls or conditions constrain your mineralized material; and the degree to which your plant feed requirements or specifications are the primary or only ore reserve criterion which distinguishes your mineralized material from your ore reserves.

Response 4:

In order to clarify the disclosures within the filing, the Company proposes to amend the wording in the introduction to the Reserve tables to include the following:

The reported reserves contained in this annual report do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to the average historical prices for traded metals for the three years to 31 December 2006, or for bulk commodities long term contracted prices. However, we do not use a bauxite, aluminium or alumina price to determine bauxite reserves. The primary criteria for determining bauxite reserves are the feed specifications required by the captive alumina refinery. In addition to these specifications a number of modifying factors are used to differentiate bauxite reserves from other mineralised material. For our Manganese assets, historical, benchmark linked, contract price is used to determine reserves at GEMCO. Geological stratigraphic controls, cut off grade and plant feed requirements are used to determine reserves at our other Manganese assets.

Current operating costs have been matched to the average of historical or long term contract prices in accordance with Industry Guide 7. The reported reserves may differ in some respects from the reserves we report in our home jurisdictions of Australia and the UK. Those jurisdictions require the use of the Australasian Code for reporting of Mineral Resources and Ore Reserves, December 2004 (the JORC Code), which contemplates the use of reasonable investment assumptions in calculating reserve estimates.

Additionally, the Company proposes to include the following disclosures per asset as footnotes to the Aluminium Reserve table in the filing:

“For Worsley, MRN, Coermotibo and Onverdacht bauxite deposits the reserves are determined based on applicable A.Al2O3, R.SiO2 and for Coermotibo and Onverdacht Fe2O3 feed grade specifications to the alumina refinery.”

The Company also proposes to include the following disclosures as footnotes to the Manganese Reserve tables in the filing:

“The criteria for determining reserves at Wessels and Mamatwan are geological stratigraphic controls, cut off grade and plant feed requirements. A direct Manganese price is not used in the estimation of reserves. Plant feed requirements vary depending on the product specifications.”

“At GEMCO, reserves are tested using the 3 year historical, benchmark linked, contract price for each product.”

The Company proposes to reflect the above amendments in the Form 20-F for the fiscal year ended June 30, 2007, rather than further amending the 2006 Form 20-F.

Business Overview, page 11

Petroleum Customer Service Group, page 11

Information on Petroleum Operations, page 12

5.	We have reviewed your response to prior comment 14, regarding the disclosure of information about oil and gas production and reserves. We believe the guidance in Instruction 1(a) to Item 4 .D of Form 20-F requires material information about production, reserves, and the nature of your interest for material assets. You have provided only production and nature of your interest information for producing assets that you regard as material. Please expand your disclosure to include the required reserve information for these assets. If you believe none of your properties are of major significance on their own, you can forgo the inclusion of maps and other more detailed information about those properties. Please modify your disclosures accordingly.

Response 5:

We have considered your request for further information about significant assets, and propose to include additional information regarding three of our petroleum assets in our Form 20-F for the fiscal year ended June 30, 2007. These three assets are Bass Strait and North West Shelf Gas in Australia and Atlantis in the Gulf of Mexico.

In order to clarify the disclosures within the filing, the Company proposes to insert the following wording into the Business Overview of the Petroleum Customer Sector Group.

Significant Oil and Gas Assets

Our most significant oil and gas assets are Bass Strait and North West Shelf Gas, offshore Australia, and Atlantis in the Gulf of Mexico. Production and reserves information for these assets is listed in the table below:

Asset	Location	2005-2006 Net Production (MMboe)	Net Proved Reserves (MMboe)
Bass Strait	Offshore SE Australia	39.1	472
North West Shelf Gas Project	Offshore NW Australia	23.7	436
Atlantis	Gulf of Mexico	0	115

As advised in Response 11 of our letter of 27 April 2007 to the Staff, the Company will include a map in future Form 20-F filings.

The Company proposes to reflect the above amendments, updated for 2007 data, in the Form 20-F for the fiscal year ended June 30, 2007, rather than further amending the 2006 Form 20-F.

Note 39 - U.S . Generally Accepted Accounting Principles Disclosures, page F-84

Note (E) Depreciation - Ore Reserves, page F-87

6.	We have read your response to prior comment 7, concerning the differences you have identified between reserves utilized for purposes of IFRS and U.S. GAAP. Please expand your disclosure to encompass the differing rationales or methodologies you used to estimate the coal/ore reserve quantities mentioned. Please explain that your JORC coal/ore reserves utilize inferred resources to define the economic open- cut pit limits, which are the basis for your reserve. Following this, please indicate your Industry Guide 7 coal/ore reserves do not use inferred resources to establish an economic open-cut pit limit or volume resulting in an economic open-cut pit limit of reduced volume.

Response 6:

The Company proposes to include the following disclosure as a footnote to the Metallurgical Coal Industry Guide 7 Reserve tables in the Form 20-F.

Reserve estimates made for BHPB Metallurgical Coal under Industry Guide 7 for US SEC Form 20-F, and JORC for ASX and UK reporting, use the same computerised coal geological model and mine plan database. Assumptions such as coal mining and processing methods, equipment types, productivities, lives and capital cost, coal loss, dilution and moisture adjustments, and coal processing yield are identical between the two methodologies. The differences between the two methodologies are dictated by the differences between JORC and Industry Guide 7 in two areas: the estimation of operating cost and revenue, and the treatment of coal outside of the reserve estimate to define the economic open-cut pit limits, as follows;

•

The Industry Guide 7 reserve estimates are developed using actual current (average of past three calendar years) operating costs and coal prices to determine the economic open-cut pit limit. JORC reserve estimates use an end of mine life, long term coal price based on BHP Billiton price forecasts and long term unit cost estimates, based on the mean of the first 5 years forecast costs (deflator applied), to determine the economic open-cut pit limit.

•

The Industry Guide 7 reserve estimates are based on proven and probable reserves only. Coal, not included in the reserve estimate is treated as waste and is not used to determine the economic open-cut pit limit. JORC reserve estimates are based on a pit which may include some coal outside of the reserve estimate in the economic definition of the open-cut pit limit calculation.

The Company proposes to reflect the amendments in the Form 20-F for the fiscal year ended June 30, 2007, rather than further amending the 2006 Form 20-F.

In connection with responding to the Staff’s comments, the company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any further information with respect to matters set forth in this letter, please contact me in Australia on (011) (613) 9609 3821, or by email at Nigel.Chadwick@BHPBilliton.com.

We would of course welcome the opportunity to discuss any of these matters further with the Staff in the event further clarification is required.

Yours sincerely,

/s/ Nigel Chadwick
Nigel Chadwick
Group Financial Controller